UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CAMP4 Therapeutics Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

13463J101

(CUSIP Number)

October 15, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13463J101
1.	Names of Reporting Persons AH Bio Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,579,885 shares (1)
	6.	Shared Voting Power 1,579,885 shares (1)
	7.	Sole Dispositive Power 1,579,885 shares (1)
	8.	Shared Dispositive Power 1,579,885 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,885 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held of record by AH Bio Fund I, L.P. (“AH Bio I”) for itself and as nominee for AH Bio Fund I-B, L.P. (“AH Bio I-B”), except that AH Equity Partners Bio I, L.L.C. (“AH EP Bio I”), the general partner of AH Bio I, may be deemed to have sole power to vote and to dispose of these shares, and Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”), the managing members of AH EP Bio I, may be deemed to have shared power to vote and to dispose of these shares.

(2)	This percentage is based upon 19,505,119 shares of the Issuer’s Common Stock (“Common Stock”) outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons AH Equity Partners Bio I, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,579,885 shares (1)
	6.	Shared Voting Power 1,579,885 shares (1)
	7.	Sole Dispositive Power 1,579,885 shares (1)
	8.	Shared Dispositive Power 1,579,885 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,885 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held of record by AH Bio I for itself and as nominee for AH Bio Fund I-B, except that AH EP Bio I, the general partner of AH Bio I, may be deemed to have sole power to vote and to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP Bio I, may be deemed to have shared power to vote and to dispose of these shares.

(2)	This percentage is based upon 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons AH Bio Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 545,454 shares (1)
	6.	Shared Voting Power 545,454 shares (1)
	7.	Sole Dispositive Power 545,454 shares (1)
	8.	Shared Dispositive Power 545,454 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,454 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.8% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held of record by AH Bio Fund IV, L.P. (“AH Bio IV”), for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP (collectively, the “AH Bio Fund IV Entities”). AH Equity Partners Bio IV, L.L.C. (“AH EP Bio IV”), the general partner of AH Bio IV, may be deemed to have sole power to vote and to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP Bio IV, may be deemed to have shared power to vote and to dispose of these shares.

(2)	This percentage is based upon 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons AH Equity Partners Bio IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 545,454 shares (1)
	6.	Shared Voting Power 545,454 shares (1)
	7.	Sole Dispositive Power 545,454 shares (1)
	8.	Shared Dispositive Power 545,454 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,454 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.8% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held of record by AH Bio IV, for itself and as nominee for the AH Bio Fund IV Entities, except that AH EP Bio IV, the general partner of AH Bio IV, may be deemed to have sole power to vote and to dispose of these shares, and Andreessen and Horowitz, the managing members of AH EP Bio IV, may be deemed to have shared power to vote and to dispose of these shares.

(2)	This percentage is based upon 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons Marc Andreessen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,125,339 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,125,339 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,125,339 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 1,579,885 shares of Common Stock held of record by AH Bio I, for itself and as nominee for AH Bio I-B and (ii) 545,454 shares of Common Stock held of record by AH Bio IV, for itself and as nominee for the AH Bio Fund IV Entities. Andreessen is (i) a managing member of AH EP Bio I, the general partner of AH Bio I, and (ii) a managing member of AH EP Bio IV, the general partner of AH Bio IV, and may be deemed to have shared power to vote and to dispose of these shares.

(2)	This percentage is based upon 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons Benjamin Horowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,125,339 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,125,339 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,125,339 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 1,579,885 shares of Common Stock held of record by AH Bio I, for itself and as nominee for AH Bio I-B and (ii) 545,454 shares of Common Stock held of record by AH Bio IV, for itself and as nominee for the AH Bio Fund IV Entities. Horowitz is (i) a managing member of AH EP Bio I, the general partner of AH Bio I, and (ii) a managing member of AH EP Bio IV, the general partner of AH Bio IV, and may be deemed to have shared power to vote and to dispose of these shares.
(2)	This percentage is based upon 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

Item 1.
	(a)	Name of Issuer CAMP4 Therapeutics Corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, MA 02139

Item 2.
(a)

Name of Person Filing

This Schedule 13G is filed by (i) AH Bio Fund I, L.P. (“AH Bio I”) for itself and as nominee for AH Bio Fund I-B, L.P. (“AH Bio I-B”), (ii) AH Equity Partners Bio I, L.L.C. (“AH EP Bio I”), the general partner of AH Bio I, (iii) AH Bio Fund IV, L.P. (“AH Bio IV”), for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP, (iv) AH Equity Partners Bio IV, L.L.C. (“AH EP Bio IV”), the general partner of AH Bio IV, (v) Marc Andreessen (“Andreessen”) and (vi) Benjamin Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to herein as the “Reporting Persons.”

AH EP Bio I is the general partner of AH Bio I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio I for itself and as nominee. Andreessen and Horowitz are the managing members of AH EP Bio I and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Bio I for itself and as nominee.

AH EP Bio IV is the general partner of AH Bio IV and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by AH Bio IV for itself and as nominee. Andreessen and Horowitz are the managing members of AH EP Bio IV and may be deemed to have shared power to vote and shared power to dispose of the shares of the Issuer held of record by AH Bio IV for itself and as nominee.

	(b)	Address of Principal Business Office or, if None, Residence The address for each of the Reporting Persons is: c/o Andreessen Horowitz, 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025
	(c)	Citizenship See Row 4 of cover page for each Reporting Person.
	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number 13463J101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1 is provided as of October 22, 2024:
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person
(b) Percent of class: See Row 11 of cover page for each Reporting Person
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of each of AH Bio I and AH Bio IV and the limited liability company agreements of AH EP Bio I and AH EP Bio IV, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or a member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

AH Bio Fund I, L.P.
for itself and as nominee for AH Bio Fund I-B, L.P.

By: AH Equity Partners Bio I, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners Bio I, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Bio Fund IV, L.P.
for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP

By: AH Equity Partners Bio IV, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners Bio IV, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Benjamin Horowitz*

* Signed pursuant to a Power of Attorney already on file with the U.S. Securities and Exchange Commission.

Exhibit:

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of CAMP4 Therapeutics Corporation is filed on behalf of each of us.

Dated: October 22, 2024

AH Bio Fund I, L.P.
for itself and as nominee for AH Bio Fund I-B, L.P.

By: AH Equity Partners Bio I, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners Bio I, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Bio Fund IV, L.P.
for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP

By: AH Equity Partners Bio IV, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

AH Equity Partners Bio IV, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Authorized Signatory

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Benjamin Horowitz*

* Signed pursuant to a Power of Attorney already on file with the U.S. Securities and Exchange Commission.